Exhibit 99.3

Cenovus files 2015 year-end disclosure documents

Calgary, Alberta (February 11, 2016) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) today filed its audited Consolidated Financial Statements for the year ended December 31, 2015, as well as related Management’s Discussion and Analysis, with Canadian securities regulatory authorities. Cenovus has also filed its Annual Information Form for the year ended December 31, 2015, which includes disclosure relating to reserves data and other oil and gas information. In addition, the company has filed its Statement of Contingent and Prospective Resources as at December 31, 2015, which includes information relating to bitumen best estimate economic contingent resources and bitumen prospective resources. Cenovus has also filed its Annual Report on Form 40-F for the year ended December 31, 2015 with the U.S. Securities and Exchange Commission. Copies of these documents may be obtained via sedar.com, sec.gov (for the Form 40-F), cenovus.com under Investors or by email at investor.relations@cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface, and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $14 billion. For more information, visit cenovus.com.

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CENOVUS CONTACTS:

Investor Relations Kam Sandhar Director, Investor Relations 403-766-5883 Graham Ingram Manager, Investor Relations 403-766-2849 Michelle Cheyne Analyst, Investor Relations 403-766-2584	Media Brett Harris Media Lead 403-766-3420 General media line 403-766-7751